Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Boston Private Financial Holdings, Inc.
Commission File No.:  001-35070
Date:  January 4, 2021

BOSTON PRIVATE EMPLOYEE ANNOUNCEMENT

TO: All employees

FROM: Anthony DeChellis (via Lourdes)

DATE: Monday, January 4 - 4:40pm ET / 1:40pm PT

SUBJECT: Important Announcement – SVB Financial Group to Acquire Boston Private

Dear Colleagues,

Nearly two years ago, the Executive Committee and I outlined our vision for Boston Private: to provide an industry-leading advisory model that integrates banking solutions, wealth management and trust services with holistic advice – delivered by best-in-class professionals, empowered by intelligent technology. Our goal was to grow Boston Private from a regional bank to a national brand known as the best place to do business for our chosen clients and a destination for top talent.

In the last two years, with contributions from each and every one of you, we have made significant progress toward those goals. Today, I am pleased to share news that brings this vision for a best-in-class financial services firm for our clients and employees to fruition:

SVB and Boston Private have entered into an agreement in which SVB Financial Group will acquire 100% of Boston Private Financial Holdings, Inc. We expect the deal to close in mid-2021, at which point Boston Private will be integrated into SVB under the combined leadership of Yvette Butler, Head of Private Banking and Wealth Advisory for Silicon Valley Bank, and myself.

The press release announcing the deal can be found here [LINK].

A Strategic Alliance

The acquisition recognizes clear synergies unique to our two organizations. SVB has a 37-year history of helping businesses grow and thrive across the innovation economy. These companies, and the people associated with them, value SVB for the insights and solutions they provide, and for the way they get to know their clients deeply and become their partners through every stage of the journey.

SVB’s vision is to be the premier financial partner for the innovation economy, providing companies, entrepreneurs and their investors the services they need to succeed via four businesses: Commercial Banking, Investment Banking, Private Banking & Wealth Management, and Fund Management.

Acquiring Boston Private accelerates SVB’s private bank and wealth management offering, strengthening SVB’s overall platform and ability to fully meet the personal and commercial needs of their clients. They recognize that as their entrepreneurial clients find success, their financial objectives often require a specific kind of expertise and sophisticated personal financial guidance and commercial solutions. Adding Boston Private’s experienced wealth management team and commercial banking expertise will allow SVB to expand its offering. Our clients will benefit from unparalleled access to the innovation economy, which I describe further below.

In addition, our recently redesigned technology platform offers a significantly improved digital experience for SVB clients, and provides a scalable foundation on which SVB can further expand its breadth of financial products and solutions.

Like Boston Private, SVB deploys an advisory model designed around client outcomes, dynamic planning and personalized relationships. SVB shares a commitment to strong client service, reflected in a high net promoter score that closely mirrors ours.

Together, SVB’s and Boston Private’s commitment to exceptional service and our complementary business lines, geography and talent will support the creation of a differentiated and powerful platform tailored for entrepreneurs, HNW/UHNW investors, family offices, businesses and nonprofit entities looking to make a lasting impact on society.

A Point of Entry to the Innovation Economy

SVB’s central position in the innovation economy offers new value to Boston Private clients, including greater investment and collaboration opportunities within the innovation ecosystem. As HNW, UHNW, family offices and businesses look for different ways to access the innovation economy, SVB becomes a compelling entry point. With SVB, we will have the ability to create new opportunities for partnership, investment and idea exchange that further clients’ progress toward their financial, business and philanthropic goals.

The wealth associated with SVB’s clients in the innovation economy is significant and growing faster than the market, providing clear avenues for future growth. SVB banks more than 50% of all U.S. venture capital-backed companies, many private equity firms and a majority of U.S. venture capital firms. This access and opportunity will go a long way in making the combined organization an employer of choice for wealth advisors, bankers and managers.

What Comes Next

In the months ahead, the SVB and Boston Private teams will work together to develop a comprehensive plan for how we will integrate talent, technology, products, clients, culture and many other important aspects of our two businesses. It’s important to note that Boston Private and SVB are and will remain two separate companies until the acquisition closes. As I mentioned above, we are working to close in mid-2021, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by Boston Private shareholders.

Along with excitement, I also know that today’s announcement will generate many questions. At 5pm ET/2pm PT today, I will host a Town Hall to share more of our perspectives on the deal and the opportunity we see for our clients and employees. We will distribute a Frequently Asked Questions document following the Town Hall in an effort to answer some of your initial questions, as well as a separate FAQ for client-facing roles to aid in your conversations with clients. An email message will be sent to all clients at 7pm ET / 4pm PT this evening.

We will continue to share additional information as it becomes available. In the near term, employees should continue to focus on your core responsibilities and doing what we do best and have done particularly well this past year: focus on serving our clients, while caring for each other.

Thank you & I look forward to sharing more on this afternoon’s Town Hall.

Sincerely,
Anthony

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including but not limited to Boston Private Financial Holdings, Inc.’s (“Boston Private”) and/or SVB Financial Group’s (“SVB”) or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Boston Private’s and SVB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private’s shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that may be instituted against SVB or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on Boston Private’s and/or SVB’s businesses, the ability to complete the proposed merger and/or any of the other foregoing risks.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, SVB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Boston Private and a Prospectus of SVB, as well as other relevant documents concerning the proposed transaction.  The proposed merger involving Boston Private and SVB will be submitted to Boston Private’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Boston Private and SVB, may be obtained at the SEC’s Internet site (http://www.sec.gov).  Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private’s website at http://ir.bostonprivate.com or by contacting Boston Private’s Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or investor-relations@bostonprivate.com.  Copies of documents filed with the SEC by SVB will be made available free of charge on SVB’s website at http://ir.svb.com or by contacting SVB’s Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com.

PARTICIPANTS IN THE SOLICITATION

Boston Private, SVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger.  Information about the directors and executive officers of Boston Private is set forth in the proxy statement for Boston Private’s 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2020, and other documents filed by Boston Private with the SEC.  Information about the directors and executive officers of SVB is set forth in the proxy statement for SVB’s 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 9, 2020, and other documents filed by SVB with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.